S0
3/11/02



02007512

tj 3/6

SECURI... ...MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-26614

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/00 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Brokerage Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6610 West Broad Street
(No. and Street)

Richmond (City) VA (Street) 23230 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bonnie C. Turner (804)281-6171
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name)*

1021 East Cary Street, Suite 1900 (City) Richmond (City VA (State) 23219 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountants
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

19 3/19

OATH OR AFFIRMATION

I, Christopher A. Cokinis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Brokerage Corporation, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President and Chief Executive Officer

Title



Notary Public

*This report** contains (check all applicable boxes):*

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietary's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.



CAPITAL BROKERAGE CORPORATION

Financial Statements and Supplementary Information
Required by SEC Rule 17a-5

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

Filed in accordance with SEC Rule 17a-5(e)(3) as
a public document



Suite 1900
1021 East Cary Street
Richmond, VA 23219

Independent Auditors' Report

The Board of Directors
Capital Brokerage Corporation

We have audited the accompanying balance sheets of Capital Brokerage Corporation as of December 31, 2001 and 2000, and the related statements of income, changes in shareholder's interest, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Brokerage Corporation as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 8, 2002



CAPITAL BROKERAGE CORPORATION

Balance Sheets

December 31, 2001 and 2000
(Dollar amounts in thousands, except share amounts)

Assets	2001	2000
Cash and cash equivalents	$ 15,658	$ 19,885
Debt securities, at fair value	1,502	2,423
Warrants, at cost	20	20
Commissions receivable	557	754
Receivable from affiliates	141	20
Furniture and equipment, net	—	12
Deferred tax asset	155	—
Other assets	91	221
Total assets	$ 18,124	$ 23,335
Liabilities and Shareholder's Interest		
Liabilities:		
Accounts payable and accrued liabilities	$ 2,106	$ 7,049
Commissions payable	141	—
Payable to affiliates	158	1,090
Customer funds payable	—	487
Current income taxes payable to affiliate	2,084	4,436
Deferred income taxes	—	118
Total liabilities	$ 4,489	$ 13,180
Shareholder's interest:		
Common stock, $1 par value. Authorized 100,000 shares; issued and outstanding 10,000 shares	$ 10	$ 10
Additional paid-in capital	4,532	4,532
Retained earnings	9,093	5,613
Total shareholder's interest	$ 13,635	$ 10,155
Total liabilities and shareholder's interest	$ 18,124	$ 23,335

See accompanying notes to financial statements.

CAPITAL BROKERAGE CORPORATION

Statements of Income

Years ended December 31, 2001 and 2000
(Dollar amounts in thousands)

	2001	2000
Revenues:		
Commissions from affiliate product sales	$ 124,704	$ 176,923
Commissions from non-affiliate product sales	16,729	21,481
Unrealized gain/(loss) on debt securities	(7)	49
Interest income	735	1,076
Total revenues	$ 142,161	$ 199,529
Expenses:		
Commissions on affiliate product sales	$ 124,704	$ 176,923
Salaries, commissions and other compensation on non-affiliate product sales	6,395	8,900
Travel and entertainment	209	189
Regulatory fees and expenses	52	29
Affiliate expense	592	382
Professional fees	1,240	953
Other	3,208	2,807
Total expenses	$ 136,400	$ 190,183
Income before income tax expense	$ 5,761	$ 9,346
Income tax expense	$ 2,281	$ 3,679
Net income	$ 3,480	$ 5,667

See accompanying notes to financial statements.

CAPITAL BROKERAGE CORPORATION

Statements of Changes in Shareholder's Interest

Years ended December 31, 2001 and 2000
(Dollar and share amounts in thousands)

	Common stock Shares	Par value	Additional paid–in capital	Retained earnings	Total Shareholder's interest
Balance at December 31, 1999	10	$ 10	$ 4,532	$ 3,846	$ 8,388
Dividends paid to parent	—	—	—	(3,900)	(3,900)
Net income	—	—	—	5,667	5,667
Balance at December 31, 2000	10	$ 10	$ 4,532	$ 5,613	$ 10,155
Net income	—	—	—	3,480	3,480
Balance at December 31, 2001	10	$ 10	$ 4,532	$ 9,093	$ 13,635

See accompanying notes to financial statements.

CAPITAL BROKERAGE CORPORATION

Statements of Cash Flows

Years ended December 31, 2001 and 2000
(Dollar amounts in thousands)

	2001	2000
Cash flows from operating activities:		
Net income	$ 3,480	$ 5,667
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Depreciation and amortization	$ 12	$ 134
Unrealized (gain)/loss on debt securities	7	(49)
Deferred income tax benefit	(273)	—
Change in certain assets and liabilities:		
Decrease (increase) in:		
Commissions receivable	197	(92)
Receivable from affiliates	(121)	1,535
Other assets	130	(60)
Increase (decrease) in:		
Accounts payable and accrued liabilities	(4,943)	7,038
Commissions payable	141	—
Payable to affiliates	(932)	(1,835)
Customer funds payable	(487)	(833)
Current income taxes payable to affiliate	(2,352)	(250)
Total adjustments	$ (8,621)	$ 5,588
Net cash (used) provided by operating activities	$ (5,141)	$ 11,255
Cash provided (used) by investing activities:		
Maturity of debt securities	$ 1,926	$ 512
Purchase of debt securities	(1,012)	—
Purchase of warrants	—	(20)
Net cash provided by investing activities	$ 914	$ 492
Cash used in financing activities:		
Dividends to Parent	$ —	$ (3,900)
Net (decrease) increase in cash and cash equivalents	$ (4,227)	$ 7,847
Cash and cash equivalents at beginning of year	$ 19,885	$ 12,038
Cash and cash equivalents at end of year	$ 15,658	$ 19,885
Supplemental information:		
Cash paid for income taxes to parent	$ 4,906	$ 3,929

See accompanying notes to financial statements.

(Dollar amounts in thousands)

(1) Organization and Summary Of Significant Accounting Policies

Organization

Capital Brokerage Corporation, (the Company), a Washington corporation, was incorporated on July 10, 1981, as a broker/dealer registered under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of GNA Corporation, which is an indirect wholly owned subsidiary of General Electric Capital Corporation (GECC). GECC is wholly-owned direct or indirect wholly owned subsidiary of General Electric Company.

Revenues and Expenses

The Company retails mutual funds and variable annuities from several vendors. Commission income from vendors and commission expenses to agents related to the sale of these funds are recorded on a trade date basis.

In 2001 and 2000, a significant portion of the Company's revenues were derived from a related party. The Company acts as the principal underwriter (as defined in the Investment Company Act of 1940) of flexible and single premium variable life insurance and annuity policies issued by various affiliated life insurance companies.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

Certain cash accounts are classified as "Special Accounts for the Exclusive Benefit of Customers of Capital Brokerage Corporation" under SEC Rule 15c3-3(k)(2)(i).

Debt Securities

Debt securities are carried at fair value with unrealized gains and losses reported as a component of revenues in the Statements of Income. Fair value is determined by reference to quoted market prices.

Warrants

Warrants represent the purchase of 1,500 warrants to purchase common stock of The NASDAQ Stock Market, Inc. at exercise prices ranging between $13.00 and $16.00 on dates ranging from June 28, 2002 to June 28, 2005. These securities are carried at cost, which approximates fair value.

(1) Continued

Furniture and Equipment

Furniture and equipment is carried at cost less accumulated depreciation. Depreciation is amortized on a straight-line basis over the estimated useful lives, generally 5 to 7 years. As of December 31, 2001, all furniture and equipment had been fully depreciated.

Liabilities Subordinated to Claims of General Creditors

The Company did not carry liabilities subordinated to claims of general creditors during the years ended December 31, 2001 and 2000 and, therefore, has not included a statement of changes for such activities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

(2) Income Taxes

The Company is included in the consolidated federal income tax return filed by the General Electric Company. Income taxes are calculated as if the company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted or received as applicable. The amounts of current and deferred taxes payable or refundable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

(Continued)

CAPITAL BROKERAGE CORPORATION

Notes to Financial Statements

December 31, 2001 and 2000
(Dollar amounts in thousands)

(2) Continued

The total federal and state income tax expense for the year ended December 31 consisted of the following components:

		2001	2000
Current federal income tax expense	$	1,963	3,028
Deferred federal income tax benefit		(86)	—
Subtotal - federal expense		1,877	3,028
Current state income tax expense		591	651
Deferred state income tax benefit		(187)	—
Subtotal - state expense		404	651
Total federal and state income tax expense	$	2,281	3,679

The following reconciles the federal statutory tax rate of 35% to the reported income tax:

	2001	2000
Expected federal income tax expense computed at statutory corporate tax rate	35.0 %	35.0 %
State income tax, net of federal benefit	4.5	4.5
Other, net	-	(0.1)
Total federal and state income tax expense	39.5 %	39.4 %

The deferred income tax benefits and liabilities result from temporary differences in the recognition of income and expense for income tax and financial reporting purposes. The principal differences relate to depreciation expense, certain accruals not currently deductible and unrealized gains and losses on debt securities. Based on an analysis of the Company's tax position, no valuation allowance for deferred tax assets was deemed necessary.

(3) Fair Value of Financial Instruments

Cash, cash equivalents and debt securities are carried at market value. Warrants are carried at cost, which approximates fair value, as the warrants are to purchase privately-placed stock which has no trading market. All other assets and liabilities are deemed to be at fair value based on their terms and relative short maturities.

(Dollar amounts in thousands)

(4) Related-Party Transactions

During 2001 and 2000, the Company incurred $672 and $382, respectively, payable to affiliated companies for marketing, administrative and general office support.

Activities related to the sale of variable life insurance and annuity products of affiliated life insurance companies are recorded as commission revenue from affiliate product sales and commission expense on affiliate product sales in the statements of income.

The Company did not pay cash dividends to its parent, GNA Corporation, in 2001 and paid $3,900 in 2000.

(5) Commitments and Contingencies

During the normal course of business, the Company may be subject to litigation as a result of transactions with customers. It is the policy of the Company to evaluate each individual situation and vigorously defend any cases it deems without merit.

The Company is currently a defendant in various arbitrations. The Company believes that the outcome of such arbitrations, net of established reserves, will not have a material effect on its financial position.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001 and 2000, the Company's ratio of aggregate indebtedness to net capital was 1.33 to 1 and 1.36 to 1, respectively.

(Continued)

Schedule I

CAPITAL BROKERAGE CORPORATION

Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001
(Dollar amounts in thousands)

NET CAPITAL:		
Total shareholder's interest	$	13,635
Deduction of nonallowable assets and net capital adjustments:		
Other assets		(34)
Receivable from affiliates		(141)
Warrants		(20)
Haircut on cash equivalents		(271)
Haircut on debt securities		(55)
Deferred tax asset		(155)
Net capital	$	12,959
TOTAL AGGREGATE INDEBTEDNESS	$	4,489
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Greater of:		
6-2/3% of total aggregate indebtedness or	$	299
Minimum net capital requirements of Company		50
Net capital requirement	$	299
EXCESS NET CAPITAL at 1,500 percent - net capital less net capital requirement	$	12,660
EXCESS NET CAPITAL at 1,000 percent - net capital less 10% of total aggregate indebtedness	$	12,510
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		.35 to 1

Net capital as reported in the unaudited FOCUS report differs from net capital as computed above as follows:

		Assets	Liabilities and shareholders interest	Net Capital
As reported with Part IIA (unaudited) FOCUS report	$	17,969	17,969	13,232
Increase in deferred tax asset		155		155
Increase in current income taxes payable to affiliate			273	(273)
Decrease in deferred income taxes			(118)	118
Decrease in nonallowable assets for deferred tax add back				(118)
Decrease in nonallowable assets for deferred tax asset				(155)
As reported in audited financial statements	$	18,124	18,124	12,959

See accompanying independent auditors' report.

Schedule II

CAPITAL BROKERAGE CORPORATION

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

Capital Brokerage Corporation is exempt under rule 15C3-3(k) (2) (i).

See accompanying independent auditors' report.

Schedule III

CAPITAL BROKERAGE CORPORATION

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

Capital Brokerage Corporation does not maintain physical possession or control of customers' fully paid and excess margin securities.

See accompanying independent auditors' report.